SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING
HELD ON SEPTEMBER 25TH, 2009

DATE, TIME AND PLACE: On September 25th, 2009, at 11h30m, in the Company’s headquarters.

ATTENDANCE: The Board of Directors of TIM Participações S.A. (“Company”) was gathered at the date, time and place above mentioned, in the presence of Messrs. Mario Cesar Pereira de Araujo and Luca Luciani. Pursuant to the provided for in the Section 29, paragraph 2nd of the Company’s By-Laws, Messrs. Gabriele Galateri di Genola, Carmelo Furci, Oscar Cicchetti, Stefano de Angelis, Maílson Ferreira da Nóbrega and Andrea Sandro Calabi attended the meeting by means of conference call. It shall be hereby recorded the justified absence of Mr. Manoel Horácio Francisco da Silva. Also attended the meeting Mr. Beniamino Bimonte, Chief Human Resources Officer of the Company, and Mrs. Alessandra Catanante, General Secretary of the Board of Directors.

BOARD: Mr. Mario Cesar Pereira de Araujo – Chairman; and Mrs. Alessandra Catanante – General Secretary.

AGENDA: (1) Status of the Company’s activities; (2) Sales Convention of the Company; and (3) Other matters related to the items of the agenda or even of general interest to this Company.

RESOLUTIONS: Upon presentation held by Mr. Luca Luciani, the Board Members acknowledged about (1) the status of the Company’s activities; (2) the main subjects to be raised and discussed during the Sales Convention of the Company, to be held on September 29th and 30th and October 1st, 2009; and (3) the Chairman of the Board of Directors informed the Board Members about the receipt of the resignation letter to the position of Chief Supplies Officer, sent by Mr. Cláudio Roberto de Argollo Bastos, which shall be considered effective as from August 10th, 2009 and is filed in the Company’s headquarters. In this sense, the Board Members resolved to appoint, on an interim basis, Mr. Luca Luciani, Italian citizen, married, bachelor in Economics, bearer of the permanent registry protocol RNE – SIAPRO/DELEMIG/RJ No. 08460.009289/2009 -63, enrolled with the Individual Taxpayers’ Registry (“CPF/MF”) under No. 059.837.507 -47, domiciled at Avenida das Américas, No. 3434, 1st block, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro, to the position of Chief Supplies Officer of the Company. Soon thereafter, it was also presented the new organizational chart of the Company, pursuant to the material filed in the Company’s headquarters, and which, in accordance to the Section 25, XXII, of the Company’s By-Laws, the Board Members unanimously approved.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the Board Members. Directors: Messrs. Mario Cesar Pereira de Araujo, Gabriele Galateri di Genola, Luca Luciani, Carmelo Furci, Oscar Cicchetti, Stefano de Angelis, Maílson Ferreira da Nóbrega and Andrea Sandro Calabi.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), September 25th, 2009.

ALESSANDRA CATANANTE
General Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 25, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.